David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

September 3, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:

CONMED Corporation ("ConMed" or the "Company")
Definitive Additional Soliciting Materials

Filed by Voce Catalyst Partners LP, et al.

Filed August 26, 2014

File No. 000-16093

Definitive Additional Soliciting Materials

Filed by Voce Catalyst Partners LP, et al.

Filed August 21, 2014

File No. 000-16093

Dear Mr. Orlic:

On behalf of Voce Catalyst Partners LP and its affiliates ("Voce"), James W. Green, Joshua H. Levine and J. Daniel Plants (each, a "Filing Person" and, collectively with Voce, the "Filing Persons"), we are responding to your letter dated August 28, 2014 in connection with the definitive additional soliciting materials on Schedule 14A filed on August 26, 2014 (the "August 26 Materials") and your letter dated September 2, 2014 in connection with the definitive additional materials on Schedule 14A filed on August 21, 2014 (the "August 21 Materials"). We have reviewed the comments of the staff of the Securities and Exchange Commission (the "SEC") and respond below. The comments are restated below in italics, with our responses following. For your convenience, we are emailing to your attention a copy of this letter.

August 26 Materials

Shameless cherry-picking, page 5

1.	As an initial matter, please characterize as your view that the information on slides such as these is "shameless cherry-picking." Please also provide support for the assertion that the peers from the 2014 proxy statement were selected "during pendency of this proxy contest." We understand that the peers were selected in April 2013.

In response to your comment, the Filing Persons have provided slides from previous drafts of the presentation filed on August 26, 2014 (the "August 26 Presentation") as supporting documentation. Such slides are attached hereto as Annex A. Two of such slides were not included in the August 26 Presentation as the Filing Persons deemed that having numerous slides devoted to peer selection overemphasized the importance of this point relative to what the Filing Persons believe to be more important points.

Slide 0 illustrates the peer groups that had already been identified by ConMed as peers in its previous filings relative to ConMed's choice of peers for its relative performance comparison. As noted, the peers selected for its relative performance comparison significantly underperform all other peer groups previously selected by ConMed.

Slide 1 details the members of ConMed's selected peer group. The Filing Persons note that of the eight companies selected by ConMed as peers, the two companies that do not compete in the orthopedic arena (which represents the vast majority of ConMed's profits and value) are Masimo Corporation ("MASI") and Thoratec Corp. ("THOR"), which conveniently also happen to be the two worst performing "peers". The Filing Persons also note that ConMed's selection of Tornier N.V. ("TRNX"), the third worst performing "peer," is also questionable since, in the Filing Persons' view, it is odd to select a peer for a five-year comparison that does not have a full five-years of price history.

Slide 2 details what is, in the Filing Persons view, an egregious example of ConMed's biased selection of peers. The Filing Persons do not believe that THOR, by far the worst performing "peer" chosen by ConMed, is an appropriate selection. However, including THOR and not including Heartware International Inc. ("HTWR") compounds the matter greatly. THOR and HTWR compete in what is largely a duopolistic market, the Ventricular Assisted Devices market, which represents the majority of both companies' businesses. As noted, they are similar in many respects. The Filing Persons believe that the primary difference between these two companies is that HTWR has outperformed THOR over the past five years from both an operational and a stock performance perspective.

When referring to such cherry-picking as "shameless" in future filings, the Filing Persons will characterize such statement as an opinion.

Also in response to your comment, the Filing Persons acknowledge that the peers from the Company's proxy statement in connection with the 2014 annual meeting of shareholders were selected in April 2013. The Filing Persons will refrain from making any statements that the peers from the 2014 proxy statement were selected "during pendency of this proxy contest" in future filings.

August 21 Materials

2.	We note your response to comment 4 of our letter dated August 27, 2014; however, the tabular disclosure on pages A-3 and A-4 of the company proxy indicates that Mr. Lande last purchased company stock on December 30, 2013, during the two year period represented. We understand that Mr. Lande has owned company stock since 2003. Please refrain from stating that Mr. Lande “owned ConMed stock for less than 2 months at time appointed to Board…,” or advise us as to how you made this determination.

In response to your comment, the Filing Persons respectfully note that the table on page 48 of the Company's proxy statement in connection with its 2014 annual meeting of shareholders (the "Proxy Statement") reports Mr. Lande's beneficial ownership of shares of common stock of the Company (the "Common Stock") as 1,631,800 shares. The aggregate number of shares of Common Stock reported as purchased by Mr. Lande during the two year period represented in the tabular disclosure on pages A-3 and A-4 of the Proxy Statement equals 1,632,800 shares, or an additional 1,000 shares of Common Stock than reported on page 48. The Filing Persons believe that such difference results from the 1,000 shares of RSUs or PRSUs granted to Mr. Lande on March 1, 2014 (as disclosed on page 48 of the Proxy Statement), which, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, are not included in the calculation of beneficial ownership unless they vest within 60 days from the date of disclosure. Therefore, Mr. Lande does not beneficially own any shares other than those reported as purchased on pages A-3 and A-4 of the Proxy Statement and, as such, cannot have owned shares of Common Stock since 2003.

Very truly yours,

/s/ David Rosewater
David Rosewater

ANNEX A